Exhibit 99.(a)(5)(G)

Merger-related Q&A

Q.	Why is HealthTronics engaging in this transaction?

A.	We believe this transaction will achieve significant value for our shareholders and going forward will enable us to expand our offerings as a leading provider of urological products and services. Together with Endo we will be better positioned to fulfill our mission of providing services and technologies that both improve patient care and enhance physician practice economics, thus enhancing the value of the channel HealthTronics has established with leading urologists.

Q.	Is this a merger or an acquisition?

A.	Technically, Endo is acquiring HealthTronics, Inc. Under the terms of the agreement, following the closing, HealthTronics will continue to operate as a wholly-owned subsidiary of Endo. We are excited about the opportunities that our combination creates. The HealthTronics management team will remain in place and we will continue to pursue many of the same goals with the same mission going forward.

Q.	Is HealthTronics’ mission going to change in light of this acquisition?

A.	No, our mission will continue to be to bring to our partners new technologies and services that improve patient care and practice economics through the efforts of our expert and caring employees. Further, with this transaction, we’re excited about the potential for even greater growth in our business.

Q.	When will the acquisition be officially closed?

A.

The transaction is subject to, among other things, the number of shares tendered by HealthTronics’ shareholders. However, we are anticipating that the transaction will close sometime in the 3rd quarter of 2010.

Q.	Will we be changing the name of the company?

A.	HealthTronics, Inc. will cease to be a publicly traded company once the acquisition is complete. However, HealthTronics will continue to operate as a wholly-owned subsidiary of Endo and we will continue to operate under the HealthTronics name.

Q.	What will happen to the outstanding stock options and restricted stock awards?

A.	Immediately prior to (and subject to) the closing of the tender offer, stock options and restricted stock awards will vest in full and options will become exercisable. If you do not exercise your options, they will automatically terminate upon the merger and, if your options are in-the-money (i.e., the $4.85 tender offer price is greater than the exercise price), you will be paid an amount for the termination of such options equal to the excess of $4.85 over the per share exercise price of such options, multiplied by the number of shares subject to such options (less any applicable tax withholding). If your options are underwater, you will not be paid any consideration in connection with their termination.

Q.	What happens with the HealthTronics stock held in the 401(k) plan?

A.	You will need to decide whether or not you want the shares of HealthTronics stock allocated to your 401(k) plan account to be tendered pursuant to the tender offer: 1) If you decide to have the shares tendered, the cash the 401(k) Plan receives for these tendered shares will be invested according to your existing 401(k) elections; or 2) If you decide not to tender the shares, they will continue to be held in the 401(k) Plan for your account and upon completion of the merger, will be cashed out and invested according to your existing 401(k) Plan elections. The 401(k) plan administrator will send you documents with which you can direct whether or not to tender the shares allocated to your 401(k) Plan account in the tender offer.

Q.	Are there any departments or positions that may be relocated or incorporated into Endo’s operations within one or two years of the deal closing?

A.	At this point there are no specific plans to merge or consolidate any of HealthTronics’ operations or functions into Endo. Both companies view this transaction as a catalyst to HealthTronics’ growth. As we go through the integration process, however, there may be certain positions that are impacted. Ultimately, we will look for opportunities to leverage the strength of the companies in accelerating our business plan.

Q.	How will HealthTronics employees benefit from the acquisition?

A.	With the combined strength of the two companies, we anticipate HealthTronics will continue to grow. Ultimately, we believe this will create even more opportunities for our employees.

Q.	Will there be any changes to HealthTronics’ employees’ base salary or bonus compensation?

A.	After the closing of the transaction base salary levels will be maintained. Bonus plans will also remained unchanged through at least 2010. HeathTronics has competitive pay practices and any future changes to compensation will be based upon market factors as determined by HealthTronics and Endo management. Additionally, the annual merit salary process will take place as scheduled for January 1, 2011.

Q.	Will there be any changes to HealthTronics’ employee benefit plans?

A.	After the merger closes, HealthTronics employee benefits will remain unchanged during a transition period through the end of the 2010 plan year. During the transition period, Endo and HealthTronics will review and evaluate the benefit plans to determine if any changes will occur. We will provide an update as soon as a final decision has been reached.

Q.	Who should we contact if we have questions regarding the transaction?

A.	Please contact your manager or Human Resources with any questions regarding the transaction.

Forward Looking Statement

This document contains forward-looking statements regarding, among other things, the proposed business combination between Endo and HealthTronics, Endo’s and HealthTronics’ financial position, results of operations, market position, product development and business strategy, as well as estimates of Endo’s future total revenues, future expenses, future net income and future earnings per share. Statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may” “intend,” “guidance” or similar expressions are forward-looking statements. Because these statements reflect our current views, expectations and beliefs concerning future events, these forward-looking statements involve risks and uncertainties. Investors should note that many factors could affect the proposed business combination of the companies, future financial results and could cause actual results to differ materially from those expressed in forward-looking statements contained in this presentation. These factors include, but are not limited to: the risk that the tender offer and merger will not close, the risk that Endo’s business and/or HealthTronics’ business will be adversely impacted during the pendency of the tender offer and merger, the risk that the operations of the two companies will not be integrated successfully, Endo’s ability to successfully develop, commercialize and market new products; timing and results of pre-clinical or clinical trials on new products; Endo’s ability to obtain regulatory approval of any of Endo’s pipeline products; competition for the business of Endo’s branded and generic products, and in connection with its acquisition of rights to intellectual property assets; market acceptance of our future products; government regulation of the pharmaceutical industry; Endo’s dependence on a small number of products; Endo’s dependence on outside manufacturers for the manufacture of a majority of its products; Endo’s dependence on third parties to supply raw materials and to provide services for certain core aspects of its business; new regulatory action or lawsuits relating to Endo’s use of narcotics in most of its core products; Endo’s exposure to product liability claims and product recalls and the possibility that they may not be able to adequately insure themselves; the successful efforts of manufacturers of branded pharmaceuticals to use litigation and legislative and regulatory efforts to limit the use of generics and certain other products; Endo’s ability to successfully implement its acquisition and in-licensing strategy; regulatory or other limits on the availability of controlled substances that constitute the active ingredients of some of its products and products in development; the availability of third-party reimbursement for Endo’s products; the outcome of any pending or future litigation or claims by third parties or the government, and the performance of indemnitors with respect to claims for which Endo has been indemnified; Endo’s dependence on sales to a limited number of large pharmacy chains and wholesale drug distributors for a large portion of its total revenues; a determination by a regulatory agency that Endo is engaging or has engaged in inappropriate sales or marketing activities, including promoting the “off-label” use of its products, the risk that demand for and acceptance of Endo’s and HealthTronics’ products or services may be reduced; the risk of changes in governmental regulations; the impact of economic conditions; the impact of competition and pricing and other risks and uncertainties, including those detailed from time to time in the companies’ periodic reports filed with the Securities and Exchange Commission, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, particularly the discussion under the caption “RISK FACTORS” in their annual reports on Form 10-K for the year ended December 31, 2009, which were filed with the Securities and Exchange Commission. The forward-looking statements in this press release are qualified by these risk factors. These are factors that, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results. The companies’ assume no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Additional Information

Endo has filed a tender offer statement on Schedule TO with the SEC. Investors and HealthTronics shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed by HealthTronics with the SEC, because they contain important information. These documents are available at no charge on the SEC’s website at www.sec.gov. A copy of the solicitation/recommendation statement on Schedule 14D-9 may be obtained free of charge from HealthTronics’ website at www.healthtronics.com or by directing a request to HealthTronics at 9825 Spectrum Drive, Building 3, Austin, Texas 78717, Attn: Corporate Secretary. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents may be obtained free of charge from Endo’s website at www.endo.com or by directing a request to Endo at www.endo.com, or Endo Pharmaceuticals, 100 Endo Boulevard, Chadds Ford, PA 19317, Attn: Corporate Secretary’s Office.